EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE
		Three months ended		Nine months ended
	(in millions, except per share amounts)	September 30,		September 30,

		2003	2002 (1)	2003	2002 (1)

	Income from continuing operations	$508	$479	$754	$1,532
	Discontinued operations	2	(13)	(365)	(156)

	Net income before cumulative effect of changes
in accounting principles		510	466	389	1,376
	Cumulative effect of changes in accounting principles	-	-	(6)	(61)

	Net Income	510	466	383	1,315
	Interest expense on 9.5% Convertible Subordinated Notes	4	3	12	4

	Net Income for Diluted Calculations	$514	$469	$395	$1,319

	Weighted average common shares outstanding, basic (2)	387	373	384	368
Add:	Employee stock options and PG&E Corporation
	shares held by grantor trusts	5	-	2	2
	PG&E Corporation Warrants	5	3	5	1
	9.5% Convertible Subordinated Notes	19	19	19	7

	Shares outstanding for diluted calculations	416	395	410	378

	Earnings Per Common Share, Basic
	Income from continuing operations	$1.31	$1.28	$1.96	$4.16
	Discontinued operations	0.01	(0.03)	(0.95)	(0.42)
	Cumulative effect of changes in accounting principles	-	-	(0.01)	(0.17)

	Net earnings	$1.32	$1.25	$1.00	$3.57

	Earnings Per Common Share, Diluted
	Income from continuing operations	$1.24	$1.22	$1.86	$4.06
	Discontinued operations	-	(0.03)	(0.89)	(0.41)
	Cumulative effect of changes in accounting principles	-	-	(0.01)	(0.16)

	Net earnings	$1.24	$1.19	$0.96	$3.49

(1) Prior period amounts of NEGT, Inc. have been reclassified to discontinued operations.

(2) Weighted average common shares outstanding exclude shares held by a subsidiary of PG&E Corporation (23,815,500 shares at September 30, 2003 and 2002) and PG&E Corporation shares held by grantor trusts to secure deferred compensation obligations (281,985 shares at September 30, 2003 and 2002).